Exhibit 99.59

DeFi Technologies Announces That its Subsidiary Valour Inc. Achieves Major Market Share Increase and AUM Growth, with Solana Surpassing Bitcoin

●	Significant Market and AUM Growth: DeFi Technologies Inc.’s subsidiary, Valour Inc., increased its market share on Swedish exchanges to nearly 28% up 10% from the previous month. Its AUM rose to C$320 million in early November, up from C$259 million, marking a 23% increase since October 30th.

●	Solana Surpasses Bitcoin: In a notable shift within the digital asset space, Valour saw its Solana holdings overtaking Bitcoin as the leading asset, commanding close to C$115 million of the AUM.

●	Commitment to Innovation and Strategic Growth: DeFi Technologies, through its subsidiary Valour, demonstrates a strong commitment to innovation and strategic foresight in the digital asset industry. Their focus on bridging traditional finance with decentralised finance positioning Defi Technologies as a key player in offering accessible and diversified investment opportunities in the evolving ecosystem of digital assets.

TORONTO, November 13, 2023 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), proudly announces that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has recorded significant achievements in market share and asset under management (“AUM”) growth. In an additional development, Valour saw its Solana holdings overtaking Bitcoin as the leading asset.

In October, Valour demonstrated remarkable performance on Swedish exchanges, with its digital asset market share nearing 28%, marking a substantial 10% increase from the previous month.

Since the start of October, Valour has experienced a period of notable trade volume, including a substantial inflow of C$24.5 million, with C$7.5 million of this total arriving in the first five trading days of November. Additionally, since the start of November, Valour’s AUM continued its surge, reaching C$320 million — up from C$259 million a 23% increase since October 30th with Solana emerging as the top asset, commanding close to C$115 million of the AUM. This indicates not only an exceptionally strong trend for the quarter but also robust demand for Valour’s products in the Nordics.

Johanna Belitz, the Head of Sales for the Nordics, commented on this success, stating, “As October came to a close, our market share grew almost 10% month over month. This achievement is a result of our effective marketing strategies and Valour’s unique standing as the sole issuer offering a wide range of altcoins listed in the Nordics.” She further noted the traction gained by Valour’s new EUR-denominated products, which appeals to investors from Finland, Norway, Denmark, and Swedish investors looking for alternatives to the weak SEK.

Marco Infuso, Chief Sales Officer of Valour, added “In addition to our growing market share and continuous inflow in our products, we witnessed our Solana holdings surpassing Bitcoin in terms of AUM, driven by substantial investments from major players as well as a notable surge in its price.”

As DeFi Technologies and its subsidiary Valour look towards the future, their continued growth and strategic market positioning highlight the increasing relevance and potential of decentralised finance. The Company remains dedicated to providing innovative solutions in the digital asset space, fostering a more inclusive and efficient financial ecosystem.

*Market share data from NGM and Nasdaq Nordic includes issuers offering crypto derivatives only

DeFi Technologies Announces $1 million Private Placement

The Company is pleased to also announce a non-brokered private placement financing of up to 6,250,000 units (a “Unit”) at a price of $0.16 per Unit (the “Unit Price”) for gross proceeds of up to $1,000,000 (the “Offering”). Each Unit will consist of one common share of the Company (a “Unit Share”) and one common share purchase warrant (a “Warrant”), entitling the holder to acquire one additional common share of the Company (a “Warrant Share”) at an exercise price of $0.23 for a period of 24 months from issuance.

The Company reserved the Unit Price through a price reservation form submitted on November 10, 2023 to the Cboe Canada Exchange (“Cboe Canada”). The Company intends to use the proceeds of the Offering for general corporate purposes, including to satisfy liabilities of the Company. The Company intends that Units distributed in offshore jurisdictions pursuant to Ontario Securities Commission Rule 72-503 - Distributions Outside Canada will not be subject to a statutory hold period in accordance with applicable Canadian securities laws and any Units distributed otherwise under applicable exemptions will be subject to a statutory hold period of four-months and one day. All securities issued under the Offering are subject to the approval of the Cboe Canada Exchange.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP and 1Valour Ethereum Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; growth of AUM; breakdown of AUM holdings; development of ETPs; future demand for ETP’s; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities offered under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations

ir@defi.tech

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